Exhibit 99.1

JinkoSolar Announces First Quarter 2016 Financial Results

SHANGHAI, China, May 27, 2016 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•	Total solar module shipments were 1,600 megawatts ("MW"), which includes 166 MW to be used in the Company’s downstream projects. Total solar module shipments decreased by 6.4% from 1,710 MW in the fourth quarter of 2015 and increased by 102.7% from 789 MW in the first quarter of 2015.
•	Total revenues were RMB5.47 billion (US$847.8 million), representing a 10.0% decrease from the fourth quarter of 2015 and an increase of 98.8% from the first quarter of 2015.
•	Solar power projects generated 210 GWh of electricity, representing a 36.4% increase from the fourth quarter of 2015, and an increase of 81.7% from the first quarter of 2015. Revenues generated from solar power projects were RMB185.5 million (US$28.8 million), representing a 36.1% increase from the fourth quarter of 2015 and an increase of 81.7% from the first quarter of 2015.
•	As of March 31, 2016, the Company had connected 1,007 MW worth of solar power projects.
•	Gross margin was 21.3%, compared with 19.5% in the fourth quarter of 2015 and 20.3% in the first quarter of 2015.
•	Income from operations was RMB573.7 million (US$89.0 million), compared with RMB482.7 million in the fourth quarter of 2015 and RMB230.0 million in the first quarter of 2015.
•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB313.3 million (US$48.6 million), compared with RMB349.4 million in the fourth quarter of 2015 and RMB51.0 million in the first quarter of 2015.
•	Diluted earnings per American depositary share ("ADS") were RMB9.32 (US$1.44), compared with RMB10.92 in the fourth quarter of 2015 and RMB1.60 in the first quarter of 2015.
•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the first quarter of 2016 was RMB414.6 million (US$64.3 million), compared with RMB503.5 million in the fourth quarter of 2015 and RMB171.2 million in the first quarter of 2015.
•	Non-GAAP basic and diluted earnings per ADS were RMB13.20 (US$2.04) and RMB11.20 (US$1.72), respectively, in the first quarter of 2016.

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Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer commented, “We began the year very strongly with total module shipments reaching 1,600 MW, ranking us as the biggest module supplier among our peers during the first quarter. Next month marks our 10-year anniversary and I couldn’t imagine a better way to celebrate this milestone. We began our journey from humble beginnings and sustainably built our way into a globally recognized brand having shipped a total of 13 GW to more than 1,700 customers in over 70 countries and regions since then. We have always prided ourselves on our conservative and sustainable approach to building our business, and I am confident that we will be able to continue generating long-term return for our shareholders.”

“Global solar demand continues to grow as costs go down. China remains our biggest market with a number of big orders continuing to come in, a trend we believe will continue in the second quarter. Our market share in the US continued to expand. Although the ITC extension resulted in some projects being postponed, we are confident in our ability to hit our shipment targets to the US for the year with our overseas production facility providing extra flexibility and higher margins. The increasing recognition of our brand name is also generating great opportunities in exciting emerging markets such as Chile, Thailand and India.”

“Electricity output from our solar projects reached 210 GWh, up 36.4% sequentially while generating RMB185 million in revenue. The increase was mainly attributable to newly-completed solar power projects ramping up to full capacity in the first quarter of 2016, which was adversely affected by continued curtailment of projects in western China. We expect power output to improve substantially in the second quarter as the impact from curtailment is reduced and more projects are ramped up to full capacity. We remain on track to hit our project development guidance for the year.”

“We were awarded three solar PV projects totaling 188 MWac in Mexico during the quarter, marking it our first expansion into overseas project development. I believe this demonstrates the strength our brand name, technology and financial capabilities have in overseas markets. With a first big tender win under our belt, we will continue to work with our global partners to closely monitor overseas project development opportunities.”

“I have always been confident in our long-term growth prospects and the solar industry as a whole, and I am pleased to see such a strong start to the year. We will continue to focus on strengthening our position as an industry leader and generating profits for our investors.”

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First Quarter 2016 Financial Results

Total Revenues

Total revenues in the first quarter of 2016 were RMB5.47 billion (US$847.8 million), representing a decrease of 10.0% from RMB6.07 billion in the fourth quarter of 2015 and an increase of 98.8% from RMB2.75 billion in the first quarter of 2015. The sequential decrease was mainly attributable to the decrease in shipments of solar modules. The year-over-year increase was mainly due to the increase in shipments of solar modules and electricity revenues from the growing number and capacity of projects.

During the first quarter of 2016, revenues from downstream solar power projects were RMB185.5 million (US$28.8 million), an increase of 36.1% from RMB136.3 million in the fourth quarter of 2015 and an increase of 81.7% from RMB102.1 million in the first quarter of 2015. The sequential increase was primarily due to newly-completed solar power projects ramping up to full capacity in the first quarter of 2016. The year-over-year increase in solar power project revenues was primarily due to the increase in number and capacity of the Company’s solar projects. Gross profit for solar power project revenues was RMB78.6 million (US$12.2 million) during the first quarter of 2016, representing a gross margin of 42.3%.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2016 was RMB1.17 billion (US$180.8 million), compared with RMB1.18 billion in the fourth quarter of 2015 and RMB558.5 million in the first quarter of 2015.

Gross margin was 21.3% in the first quarter of 2016 compared with 19.5% in the fourth quarter of 2015 and 20.3% in the first quarter of 2015. The sequential and year-over-year increases were primarily due to the continued decrease in costs and the higher gross margins associated with electricity revenues due to newly-completed solar power projects ramping up to full capacity.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2016 was RMB573.7 million (US$89.0 million), compared with RMB482.7 million in the fourth quarter of 2015 and RMB230.0 million in the first quarter of 2015. Operating margin in the first quarter of 2016 was 10.5%, compared with 7.7% in the fourth quarter of 2015 and 8.4% in the first quarter of 2015.

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Total operating expenses in the first quarter of 2016 were RMB592.2 million (US$91.8 million), a decrease of 17.3% from RMB715.7 million in the fourth quarter of 2015 and an increase of 80.3% from RMB328.5 million in the first quarter of 2015. The operating expense was 10.8% of total revenue, compared to 11.8% in the fourth quarter of 2015. The sequential decrease was mainly due to decreases in shipping and warranty costs and provisions of accounts receivable. The year-over-year increase in operating expense was mainly due to increases in shipping and warranty costs and provisions of accounts receivable.

Total operating expenses excluding non-cash expenses, including stock-based compensation, the provisions for doubtful accounts, and disposal and impairment of fixed assets were RMB554.5 million (US$86.0 million), compared to RMB587.1 million in the fourth quarter of 2015 and RMB344.8 million in the first quarter of 2015.

Total operating expenses excluding non-cash charges as a percentage of total net revenues was 10.1% in the first quarter of 2016, compared to 9.7% in the fourth quarter of 2015 and 12.5% in the first quarter of 2015.

Interest Expense, Net

Net interest expense in the first quarter of 2016 was RMB126.4 million (US$19.6 million), an increase of 30.0% from RMB97.3 million in the fourth quarter of 2015 and an increase of 100.9% from RMB62.9 million in the first quarter of 2015. The increases were mainly due to an increase in loans used for solar power projects.

Exchange Gain / (Loss), Net

The Company recorded a net exchange gain of RMB11.7 million (US$1.8 million) including change in fair value of forward contracts in the first quarter of 2016. The Company had a net exchange gain of RMB72.1 million in the fourth quarter of 2015 and net exchange loss of RMB26.9 million in the first quarter of 2015.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes of RMB22.6 million (US$3.5 million), and a loss from a change in fair value of capped call options of RMB8.2 million (US$1.3 million). The Company repurchased convertible senior notes with a principle of US$66.5 million in the first quarter of 2016.

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Investment Income / (Loss)

The Company recognized equity income from affiliated companies of RMB1.6 million (US$0.2 million) in the first quarter of 2016 as a result of its share of profits for solar power projects held by affiliated companies.

Income Tax Expense

The Company recorded an income tax expense of RMB100.4 million(US$15.6 million) in the first quarter of 2016, compared with an income tax expense of RMB59.6 million in the fourth quarter of 2015 and an income tax expense of RMB19.9 million during the first quarter of 2015.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the first quarter of 2016 was RMB313.3 million (US$48.6 million), compared with RMB349.4 million in the fourth quarter of 2015 and RMB51.0 million in the first quarter of 2015.

Basic and diluted earnings per share were RMB2.50 (US$0.39) and RMB2.33 (US$0.36), respectively, during the first quarter of 2016. This translates into basic and diluted earnings per ADS of RMB10.00 (US$1.56) and RMB9.32 (US$1.44), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the first quarter of 2016 was RMB414.6 million (US$64.3 million), compared with RMB503.5 million in the fourth quarter of 2015 and RMB171.2 million in the first quarter of 2015.

Non-GAAP basic and diluted earnings per share were RMB3.30 (US$0.51) and RMB2.80 (US$0.43), respectively, during the first quarter of 2016. This translates into non-GAAP basic and diluted earnings per ADS of RMB13.20 (US$2.04) and RMB11.20 (US$1.72), respectively.

Financial Position

As of March 31, 2016, the Company had RMB3.37 billion (US$522.9 million) in cash and cash equivalents and restricted cash, compared with RMB4.24 billion of cash and cash equivalents and restricted cash as of December 31, 2015.

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As of March 31, 2016, the Company’s accounts receivables were RMB3.94 billion (US$ 610.5 million) compared with RMB3.42 billion as of December 31, 2015.

As of March 31, 2016, the Company’s inventories were RMB3.11 billion (US$482.3 million) compared with RMB3.20 billion as of December 31, 2015.

As of March 31, 2016, the total interest-bearing debts were RMB10.41 billion (US$1.61 billion), compared with RMB10.29 billion as of December 31, 2015. Interest-bearing debts from downstream solar power projects was RMB5.58 billion (US$865.3 million), compared with RMB4.93 billion as of December 31, 2015.

First Quarter 2016 Operational Highlights

Solar Module Shipments

Total solar module shipments in the first quarter of 2016 amounted to 1,600 MW, including 166 MW to be used in the Company’s downstream projects.

Solar Power Project Capacity

As of March 31, 2016, the Company had connected 1,007 MW of solar power projects to the grid.

Solar Products Production Capacity

As of March 31, 2016, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 3.5 GW, 3 GW and 6 GW, respectively.

Recent Business Developments

●	In May 2016, JinkoSolar has become the first Chinese photovoltaic manufacturer to have its modules receive Qualification Plus certification from TÜV Rheinland.
●	In May 2016, JinkoSolar repaid the entire remaining balance of its 4.00% Convertible Senior Notes due on May 15, 2016.
●	In May 2016, JinkoSolar signed a master purchase agreement with CivicSolar
●	In April 2016, JinkoSolar’s 1500-Volt Eagle Modules became available for delivery in North America following UL 1703 certification.
●	In April 2016, JinkoSolar announced that it will supply 49 MW of solar modules to China Resources Power Investment Company Limited for three solar plants.

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●	In April 2016, JinkoSolar won 188MWac in solar projects in Mexico's first tender auction. JinkoSolar will develop and build the solar power plants.
●	In April 2016, JinkoSolar supplied 23 MW of solar modules to Jordanian Solar Park.
●	In April 2016, JinkoSolar announced that it will supply METKA-EGN USA LLC with 57.65 MW of PV modules for the largest solar PV plant in Puerto Rico.
●	In March 2016, JinkoSolar supplied 24MW of PID-free Eagle modules for project in Thailand.
●	In March 2016, JinkoSolar was invited to attend the BOAO Forum for Asia (BFA) Annual Conference to deliver a speech during the infrastructure session of the B20 Special Workshop.
●	In March 2016, JinkoSolar announced that it will donate solar modules to the 2016 Chinese Everest Expedition Team. The modules will be installed at the team's South Base Camp.
●	In March 2016, JinkoSolar supplied 24.5 MWp solar modules to Gransolar for two projects in New Mexico in the US.

Operations and Business Outlook

Second Quarter and Full Year 2016 Guidance

For the second quarter of 2016, the Company estimates total solar module shipments to be in the range of 1.6 GW to 1.7 GW, which includes 1.45 GW to 1.6 GW module shipments to third parties. Revenues will not be recognized for the modules shipped to the Company’s own downstream projects as required by U.S. GAAP.

For the full year 2016, the Company estimates total solar module shipments to be in the range of 6 GW and 6.5 GW which includes 5.4 GW to 5.7 GW module shipments to third parties. Full year newly-added solar power project development scale is expected to be in the range of 600 MW to 800 MW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Wednesday, May 27, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

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Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, June 2, 2016. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	9385470

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3.5 GW for silicon ingots and wafers, 3 GW for solar cells, and 6 GW for solar modules, as of March 31, 2016. JinkoSolar also sells electricity in China, and had connected approximately 1,007 MW of solar power projects to the grid, as of March 31, 2016.

JinkoSolar has over 15,000 employees across its 5 productions facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

To find out more, please see: www.jinkosolar.com

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Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings Per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options, and accretion to redemption value of redeemable non-controlling interest:

•	Non-GAAP net income is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain/(loss) on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests; and
•	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2016, which was RMB6.4480 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

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Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-6061-1792
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-1548
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	Mar 31, 2015	December 31, 2015	Mar 31, 2016
	RMB	RMB	RMB	USD
Revenues from third parties	2,749,237	6,074,130	5,400,055	837,478

Revenues from related parties	-	-	66,611	10,331

Total revenues	2,749,237	6,074,130	5,466,666	847,808

Cost of revenues	(2,190,715)	(4,891,073)	(4,300,807)	(666,999)

Gross profit	558,522	1,183,057	1,165,859	180,809

Operating expenses:
Selling and marketing	(214,229)	(366,232)	(338,369)	(52,477)
General and administrative	(89,363)	(310,409)	(215,412)	(33,408)
Research and development	(24,924)	(39,039)	(38,394)	(5,954)
Total operating expenses	(328,516)	(715,680)	(592,175)	(91,839)

Income from operations	230,006	467,377	573,684	88,970
Interest expenses, net	(62,938)	(97,263)	(126,440)	(19,609)
Change in fair value of derivative liability	-	436	(1,109)	(172)
Subsidy income	1,041	55,125	35,227	5,463
Exchange (loss)/gain	(83,517)	62,355	52,045	8,071
Change in fair value of forward contracts	56,652	9,774	(40,328)	(6,254)
Change in fair value of convertible senior notes and capped call options	(29,616)	(45,301)	(30,771)	(4,772)
Other income/(expense), net	8	540	(1,735)	(269)

Income before income taxes	111,636	453,043	460,573	71,428
Income tax expense	(19,890)	(59,593)	(100,441)	(15,577)
Investment income	1,075	1,691	1,109	172
Net income	92,821	395,141	361,241	56,023
Less: Net income attributable to non-controlling interests	578	855	1,684	261
Less: Accretion to redemption value of redeemable non-controlling interests	41,271	44,934	46,226	7,169
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	50,972	349,352	313,331	48,593
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.41	2.80	2.50	0.39
Diluted	0.40	2.73	2.33	0.36

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	1.64	11.20	10.00	1.56
Diluted	1.60	10.92	9.32	1.44

Weighted average ordinary shares outstanding:
Basic	124,300,320	124,922,950	125,477,086	125,477,086
Diluted	127,320,264	128,057,418	147,904,878	147,904,878

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UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the quarter ended
	Mar 31, 2015	December 31, 2015	Mar 31, 2016
	RMB	RMB	RMB	USD
Net income	92,821	395,141	361,241	56,023
Other comprehensive income:
-Unrealized loss/(gain) on available-for-sale securities, net	968	(1,078)	-	-
-Foreign currency translation adjustments	3,801	(7,397)	(1,579)	(245)
Comprehensive income	97,590	386,666	359,662	55,778
Less: Comprehensive income attributable to non-controlling interests	578	855	1,684	261
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	97,012	385,811	357,978	55,517

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	50,972	349,352	313,331	48,593

Change in fair value of derivative liability	-	(436)	1,109	172

Change in fair value of convertible senior notes and capped call options	29,616	45,301	30,771	4,772

4% of interest expense of convertible senior notes	16,757	16,946	13,529	2,098

Exchange loss on convertible senior notes and capped call options	5,728	30,251	(3,005)	(466)

Stock-based compensation expense	26,848	17,139	12,669	1,965

Accretion to redemption value of redeemable non-controlling interests	41,271	44,934	46,226	7,169

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	171,192	503,487	414,629	64,303

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share
Basic	1.38	4.03	3.30	0.51
Diluted	1.34	3.93	2.80	0.43

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	5.52	16.12	13.20	2.04
Diluted	5.36	15.72	11.20	1.72

Non-GAAP weighted average ordinary shares outstanding
Basic	124,300,320	124,922,950	125,477,086	125,477,086
Diluted	127,320,264	128,057,418	147,904,878	147,904,878

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2015	Mar 31, 2016
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	3,683,664	2,907,936	450,983
Restricted cash	555,724	463,838	71,935
Restricted short-term investments	1,759,566	2,830,027	438,900
Short-term investments	29,427	22,333	3,464
Accounts receivable, net - related parties	60,974	55,396	8,591
Accounts receivable, net - third parties	3,356,719	3,881,261	601,933
Notes receivable, net - third parties	554,087	113,650	17,626
Advances to suppliers, net - related parties	1,021	137	21
Advances to suppliers, net - third parties	251,390	390,641	60,583
Inventories, net	3,203,325	3,110,185	482,349
Forward contract receivables	7,039	5,711	886
Deferred tax assets - current	79,101	92,696	14,376
Other receivables - related parties	-	103	16
Capped Call options	17,490	57	9
Prepayments and other current assets	1,035,063	963,302	149,396

Total current assets	14,594,590	14,837,273	2,301,068

Non-current assets:
Restricted cash	333,750	290,345	45,029
Project Assets	7,044,729	7,430,060	1,152,305
Long-term investments	116,787	118,377	18,359
Property, plant and equipment, net	3,771,455	3,926,447	608,940
Land use rights, net	349,914	348,995	54,125
Intangible assets, net	21,203	20,782	3,223
Deferred tax assets - no current	125,844	125,844	19,517
Other assets	786,276	1,057,482	164,002

Total non-current assets:	12,549,958	13,318,332	2,065,500

Total assets	27,144,548	28,155,605	4,366,568

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	December 31, 2015	Mar 31, 2016
	RMB	RMB	USD
LIABILITIES
Current liabilities:
Accounts payable - related parties	1,479	10	2
Accounts payable - third parties	3,783,305	3,927,121	609,045
Notes payable - related parties		-	-
Notes payable - third party	2,513,762	3,667,304	568,751
Accrued payroll and welfare expenses	475,598	478,682	74,237
Advances from a related party	-	-	-
Advances from customers	1,299,805	684,672	106,184
Income tax payable	106,042	200,293	31,063
Other payables and accruals	2,228,567	1,901,983	294,975
Other payables due to a related party	4,993	5,703	884
Forward contract payables	4,296	43,537	6,752
Convertible senior notes- current	650,917	1,101,188	170,780
Deferred tax liabilities - current	9,266	9,266	1,437
Derivative liability - current	-	69,135	10,722
Bonds payable and accrued interests	866,726	1,698	263
Short-term borrowings from third parties, including current portion of long-term bank borrowings	3,290,149	5,019,602	778,474

Total current liabilities	15,234,905	17,110,194	2,653,569

Non-current liabilities:
Long-term borrowings	4,627,904	4,167,091	646,261
Long-term payables	56,956	53,567	8,308
Bond payables	-	120,000	18,610
Accrued warranty costs -non-current	329,237	348,705	54,080
Convertible senior notes	856,064	-	-
Deferred tax liability - non-current	11,380	23,848	3,699
Derivative liability - non current	68,378	-	-
Total non-current liabilities	5,949,919	4,713,211	730,958

Total liabilities	21,184,824	21,823,405	3,384,527

Redeemable non-controlling interests	1,607,926	1,654,151	256,537

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 125,473,930 and 125,489,930 shares issued and outstanding as of December 31, 2015 and March 31, 2016, respectively)	18	18	3
Additional paid-in capital	2,924,336	2,937,153	455,514
Statutory reserves	351,763	351,763	54,554
Accumulated other comprehensive income	12,583	11,003	1,706
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2015 and March 31, 2016, respectively	(13,876)	(13,876)	(2,152)
Accumulated retained earnings	1,047,045	1,360,375	210,976

Total JinkoSolar Holding Co., Ltd. shareholders' equity	4,321,869	4,646,436	720,601

Non-controlling interests	29,929	31,613	4,903

Total liabilities and shareholders' equity	27,144,548	28,155,605	4,366,568

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